RILEY INVESTMENTS, INC.
                             1820 North Shore Road
                           Lake Oswego, Oregon 97034
                           Telephone:  (503) 635-9309
                           Telecopy:  (503) 635-9911

                               February 28, 1996

                                LETTER OF INTENT




Mr. Matthew O'Hayer
1120 Capital of Texas Highway South
Building 3, Suite 300
Austin, Texas 78746

Dear Mr. O'Hayer:

     In connection with our recent discussions, the purpose of this letter of intent (this "Letter") is to set forth certain non-binding understandings and certain binding agreements between Riley Investments, Inc., an Oregon corporation ("Riley") and Airfair Publishing, Inc., a Delaware corporation ("Airfair"), with respect to the acquisition by Riley of Airfair, with the effect that Airfair shall become a wholly-owned subsidiary of Riley.

     Riley, formerly known as Pace Group International, Inc., is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, pursuant to section 15(d) thereof (SEC File No. 33-4734-D) as a result of having previously completed a public offering of securities pursuant to a registration statement filed on Form S-18. Effective November 1, 1995, Riley disposed of all of its operating assets, then held by a wholly-owned subsidiary, in exchange for common stock, with the result that Riley currently has no activities or operations and is essentially an inactive, publicly-held corporation with nominal assets. Riley is currently preparing its annual report on Form 10-KSB for the fiscal year ended October 31, 1995, and subsequent periodic reports that may be due. Attached is a fact sheet that sets forth certain information respecting the corporate structure and status of Riley. As of the date of this letter, Riley has an aggregate of 386,000 shares of common stock issued and outstanding.

     Airfair is a newly organized corporation formed for the purpose of owning as divisions, three operating entities, Interline Travel, Airfair Magazine, and Interline Representatives, Limited. Airfair is now completing its organization and share issuances so that immediately prior to the proposed reorganization with Riley, Airfair will have an aggregate of 9,180,000 shares issued and outstanding, consisting of 8,580,000 shares held by BEI Holding, Inc. ("BEI"), and 600,000 shares held by the Airfair management group, some of whom are also affiliated with and shareholders of BEI.

     Based upon the foregoing, we provide as follows:

     A. The following numbered paragraphs in this section A express our understanding with respect to the matters described in them, but are expressly understood not to constitute a complete statement of, or legally binding agreement or commitment on the part of, either Riley or Airfair with respect to the matters described in them:

          1. The Transaction. On the terms and subject to the conditions to be set forth in the definitive, legally binding, written agreement to be negotiated between Riley and Airfair and, subject to the approval of their respective boards of directors, to be executed by Riley and Airfair (the "Agreement") Riley would acquire Airfair as a wholly-owned subsidiary in exchange for an aggregate of 9,180,000 shares of Riley common stock, issuable pro rata to the shareholders of Airfair in proportion to the number of shares of Airfair common stock held by each of such shareholders as of the closing date. Subject to adjustment to reflect the sale of additional Riley stock as contemplated by subparagraph 17(b) of section B, the shareholders of Airfair prior to the transaction would receive four shares of Riley common stock for each share of Airfair previously held by them. The transaction will be structured to qualify as a so-called "tax free reorganization" under section 368(a)(1) of the Internal Revenue Code of 1986, as amended. After giving effect to the foregoing issuance, the persons owning all of the issued and outstanding shares of Airfair immediately preceding the transaction would own approximately 96% of the issued and outstanding shares of Riley immediately following the transaction.

          2. Approval by Shareholders of Riley. As quickly as practicable following the closing, Riley would call a special meeting of its shareholders to consider and take action on proposals to change the name of Riley to Airfair Publishing, Inc., or such other name as may be available and acceptable to Airfair and to approve an employee incentive plan, as described below. In order to ensure approval of the matters submitted to the shareholders for their consideration, at the closing, Mark T. Waller ("Waller") and John Detman, the newly elected directors of Riley, and BEI shall execute and deliver to a mutually acceptable party their irrevocable proxies or written consents voting in favor of or approving the proposed shareholder action.

          3. Restructured Board of Directors. At the time of closing, the board of directors of Riley would be reorganized by expanding the board of directors to consist of five persons and electing to the vacancies resulting from such expansion designees of Airfair. Waller would remain a director.

          4. Issuance of Options. After the closing, the reorganized board of directors of Riley shall adopt one or more employee incentive plans providing for the issuance of options to purchase not more than an aggregate of 10% of the issued shares for terms not to exceed seven years, exercisable at a price of not less than the fair market value of the shares of Riley as of the date of grant. At the closing, Riley shall issue to Waller four-year options to purchase an aggregate of 800,000 shares of common stock of Riley at $1.00 per share and options to purchase not more than 1,040,000 shares to the Airfair Management Group and such other key employees as Airfair may designate. Riley will agree with the optionees to file at the earliest practicable date a registration statement on Form S-8 covering the issuance of the common stock on exercise of the options granted pursuant to such plan or plans.

          5. Investment Community Relations. At or prior to the closing, Riley and Waller shall enter into a mutually satisfactory agreement under which Waller shall assist and cooperate with the surviving company following the closing to establish quality working relationships with securities broker-dealers and other members of the investment community under such separate arrangements as may be mutually acceptable.

          6. Representations and Warranties. The Agreement will contain usual and customary representations, warranties, covenants, and other agreements on behalf of the respective parties with respect to, by way of example, but not only, the following matters:

               (a) Authority to enter into and perform the respective obligations under the Agreement;

               (b)  The ownership of their respective assets;

               (c) Representations and warranties as to the conduct of their respective businesses, the condition of the assets, and other representations and warranties as are customary for commercial transactions of a similar nature;

               (d) Indemnification of the parties in the event of a breach of the representations and warranties, which shall survive the closing; and

               (e) Such other matters as are usual and customary in the circumstances.

     The indemnification obligation of Riley shall be secured by the options to be granted to Waller as noted in paragraph 4 above.

          7. Conditions of Closing. The closing will be subject to usual and customary conditions, including:

               (a) Obtaining necessary consents or approvals of governmental agencies or other third parties;

               (b) Obtaining any necessary consents or approvals of Airfair's or Riley's shareholders;

               (c) The absence of pending or threatened litigation regarding both Riley and Airfair;

               (e) The approval of legal matters and the delivery of closing certificates and other closing documentation;

               (f) The filing by Riley of all reports required to be filed by it at or prior to the closing date with the Securities and Exchange Commission under the Securities Exchange Act of 1934;

               (g) The completion by Airfair of audited consolidated financial statements of Airfair and its predecessors, if any, meeting the requirements of item 310 of Regulation SB promulgated by the Securities and Exchange Commission; and

               (h) Such other matters as are usual and customary in commercial transactions of this nature.

          8. Conduct of Business. The parties agree that from and after the date of this Letter and until the closing, both parties shall conduct their business in the ordinary course consistent with their normal operations and shall use reasonable efforts to preserve their respective assets and good will and value. Until the closing, neither party will sell or contract to sell its respective assets or operations; lease, license, transfer, pledge, or otherwise dispose of or encumber any assets used in its business; or enter into any transaction outside the ordinary course of business or enter into any other agreement that would frustrate the purposes and intent of the proposed acquisition.

          9. Closing Date. The parties intend that the transaction contemplated hereby be closed at the earliest practicable date, but in any event by April 30, 1996.

     B. In recognition of the costs to be borne by Riley and Airfair in pursuing this transaction and in further consideration of their mutual undertakings as to the matters described herein, upon execution of this letter by Airfair, the following numbered paragraphs under this section B will constitute the legally binding and enforceable agreement of Riley and Airfair.

          10. Costs. Whether or not the transaction contemplated hereby is consummated, each of the parties hereto will pay its respective costs and expenses associated with the negotiation, preparation, execution, and delivery of the definitive agreements respecting the subject matter hereof and the consummation of the transaction. Riley shall pay all costs incurred prior to the closing for negotiating and documenting the transaction contemplated by this letter and for filing all reports required to be filed prior to the closing with the Securities and Exchange Commission so that Riley will have no further liability therefor after the closing. After closing the transaction, Riley, as the surviving company, shall bear the costs of subsequent reports filed with the Securities and Exchange Commission and all costs and expenses associated with the registration of the shares issuable pursuant to the options referenced above under to the Securities Act and the Securities Exchange Act.

          11. Availability of Records. Subject to the terms of confidentiality as set forth in paragraph 12 below, the parties agree to afford each other's employees, auditors, legal counsel, and other authorized representatives, reasonable access to their properties, records, and personnel in order to inspect, investigate, and audit the business records and operations of the other at their own respective cost and expense. The parties agree to conduct any such inspection, investigation, and audit in a reasonable manner, during regular business hours, so as not to disrupt the normal function of the parties' businesses.

          13. Confidentiality. During the course of the due diligence review, both Riley and Airfair will receive confidential and proprietary information about the other. Riley and Airfair agree that each of them shall at all times take all reasonable and necessary steps to safeguard the confidentiality and proprietary information of the other party disclosed by or on behalf of that party in connection with the proposed transaction, that such information will be used solely for the purpose of evaluating the proposed transaction, and that such information will not be disclosed to any third party without the prior written consent of the other party to the proposed transaction; provided, however, that the parties may disclose information which at the time of disclosure is part of the public knowledge and readily accessible to third parties or information which is required by law to be disclosed. In the event the transaction contemplated hereby is not consummated, both parties agree to return all documents (and copies thereof) containing such confidential information to each other (or certify to each other as to the destruction of such document and copies) and to continue to maintain the confidentiality for all disclosed information. While we prepare definitive documents, the parties agree to keep the existence of the relationship and the plans to complete the transaction confidential, except as necessary to engage professional advisors. You acknowledge, however, that Riley is subject to the disclosure requirements of the Securities Exchange Act and agrees that Riley can make such announcements as are required by such Act; provided, however, that Riley shall consult with Airfair as to content and form of any such disclosure prior to making any such announcements. Riley will provide Airfair with copies of any proposed public disclosures related to the transaction a reasonable time in advance of any proposed release so that Airfair will have the opportunity to comment.

          14. No Transactions in Securities. During the pendency of the transaction or the termination of substantive negotiations, neither Airfair nor Riley nor any of their respective officers, directors, or affiliates shall, directly or indirectly, purchase or sell, or acquire or dispose of rights to purchase or sell, Riley common stock in the public trading market for such stock.

          15. Limitation on Third Party Contacts by Airfair. In consideration of Riley's expenditure of funds towards the investigation of Airfair and the negotiation of a definitive agreement respecting the transaction, Airfair, its shareholders, and their respective affiliates will not enter into any discussions, negotiations, arrangements, or understandings with any third party with respect to the sale of Airfair, its business, or assets or any joint venture or similar transaction involving Airfair, its business, or assets. Airfair hereby represents to Riley that neither Airfair nor any affiliate has entered into any agreement or understanding with any third-party, which agreement or understanding is in effect on the date hereof, regarding a transaction other than in the ordinary course of business involving Airfair, its business, its stock, or its assets.

          16. Limitation on Third Party Contacts by Riley. In consideration of Airfair's expenditure of funds towards the investigation of Riley and the negotiation of a definitive agreement respecting the proposed transaction, Riley, its shareholders, and their respective affiliates will not enter into any discussions, negotiations, arrangements, or understandings with any third party with respect to the sale of Riley, its business, or assets or any joint venture or similar transaction involving Riley, its business, or assets. Riley hereby represents to Airfair that neither Riley nor any affiliate has entered into any agreement or understanding with any third party, which agreement or understanding is in effect on the date hereof, regarding a transaction other than in the ordinary course of business involving Riley, its business, its stock, or its assets.

          17. Conduct of Activities. Except as otherwise contemplated hereby, pending the execution and delivery of definitive agreements respecting the subject matter hereof, or April 30, 1996, whichever occurs first, the parties agree:

               (a) To conduct their respective businesses in the ordinary course; and

               (b) Without the prior written consent of the other, each party shall not (i) change its capital structure, including, but without limitation, by reclassifying its outstanding securities or by issuing additional shares of capital stock, securities convertible into shares of capital stock, or other agreements, rights, or options exercisable for or convertible into shares of capital stock, (ii) declare or issue any dividends (in cash or securities) on any shares of capital stock or pursuant to any agreements or arrangements, (iii) incur any bank indebtedness, other than pursuant to bank lines of credit previously established; provided that, any such permitted indebtedness shall be incurred only in connection with the conduct of its business in the ordinary course, or (iv) sell or otherwise dispose of any material assets.

     Notwithstanding the foregoing, with the consent of Airfair, Riley shall be permitted to sell additional shares of common stock to provide funds for the costs of this transaction and interim loans to Airfair to fund its recent acquisitions.

     If the foregoing is consistent with your understanding, please so indicate in the space provided on a copy of this letter and return such executed copy to me.

                                   Sincerely,

                                   RILEY INVESTMENTS, INC.

                                   /s/

                                   Mark T. Waller, President


     The foregoing is accepted and agreed to this 1ST day of March, 1996:

                                   AIRFAIR PUBLISHING, INC.

                                   /s/

                                   Joseph S. Juba, President